SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13D-1(B), (C) and (D) and AMENDMENTS THERETO FILED
PURSUANT TO 240.13D-2
(Amendment No. 2)*

NICHOLAS FINANCIAL, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
65373J209
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65373J209	Schedule 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRYAN R. LAWRENCE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		531,385 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,683 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		531,385 (2)

WITH	8	SHARED DISPOSITIVE POWER

28,683 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

560,068 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.85%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Such shares of Common Stock include (a) 531,385 shares owned by Oakcliff Capital Partners, L.P. (the “Partnership”), (b) 3,696 shares owned by Bryan R. Lawrence IRA (the “IRA”), (c) 13,772 shares owned by Bryan Maxwell Lawrence 2001 Annual Exclusion Trust (“Trust 1”), (d) 9,229 shares owned by Emma Byrns Lawrence 2003 Annual Exclusion Trust (“Trust 2”), and (e) 1,986 shares owned by Gwendolyn Catherine Lawrence 2006 Annual Exclusion Trust (together with Trust 1 and Trust 2, the “Trusts”).
(2) Mr. Lawrence is the managing member of the general partner of the Partnership and in that capacity exercises the power to vote and to dispose of all the shares owned by the Partnership. Mr. Lawrence disclaims beneficial ownership of the shares owned by the Partnership except to the extent of his pecuniary interest therein. Mr. Lawrence also exercises the power to vote and to dispose of all the shares owned by the IRA.
(3) Mr. Lawrence is co-trustee of the Trusts and in that capacity shares power to vote and to dispose of all shares owned by the Trusts with his wife, Marilyn C. Lawrence, the other co-trustee of the Trusts. Mr. Lawrence disclaims beneficial ownership of the shares owned by the Trusts except to the extent of his pecuniary interest therein.
(4) Based on 11,553,114 shares of common stock issued and outstanding as of October 31, 2009 as disclosed by Nicholas Financial, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009.

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock, no par value (the “Common Stock”) of Nicholas Financial, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on July 17, 2008 (the “Schedule 13G”). This Amendment is being filed on behalf of Bryan R. Lawrence.

Item 1.	No modification.

Item 2.	No modification.

Item 3.	No modification.

Item 4.	Ownership Item 4 is hereby amended and restated as follows:
(a)	Amount beneficially owned: 560,068

(b)	Percent of class: 4.85%

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 531,385

(ii)	shared power to vote or to direct the vote: 28,683

(iii)	sole power to dispose or to direct the disposition of: 531,385

(iv)	shared power to dispose or to direct the disposition of: 28,683

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person No modification.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company No modification.

Item 8.	Identification and Classification of Members of the Group No modification.

Item 9.	Notice of Dissolution of Group No modification.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2010

/s/ Bryan R. Lawrence
Bryan R. Lawrence